Exhibit 99.1

Important Information:

        This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC's web site (http://www.sec.gov), or at the web site http://www.bayer.com.

        This is not an offer of Bayer AG's securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

        Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

        This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here.

The following material was published in Bayer AG's newspaper on May 8, 2006:

"Strong partnership: Bayer wants to take over Schering AG

More power for new medicines

Caption: Research will play a key role in the new company Bayer-Schering Pharmaceuticals. Photo left:

Bayer employee Nicole Pauloski applies a prepared blood sample from a cancer patient to a DNA chip.

Photo right: Schering's headquarters in Berlin, where the new company will be headquartered.

        A new pharmaceuticals heavyweight is born. This is how the press summed up Bayer's offer to take over the Berlin-based Schering AG. The purchase offer made by Bayer to the stockholders of Schering AG is equivalent to a transaction value of EUR 16.5 billion, making it the largest acquisition in Bayer's history by some margin.

        "The proposed takeover of Schering is in line with our strategic objective to further grow our health care business, especially in the area of pharmaceutical specialty products, thus substantially strengthening our Bayer HealthCare subgroup in its role as a primary growth engine for the Bayer Group," said Bayer Management Board Chairman Werner Wenning as he explained the objectives behind Bayer's plan in numerous television, radio, newspaper and magazine interviews in the days following the announcement. "We are convinced that merging the two companies will create a health care heavyweight of international standing with a strong market position based on an innovative product portfolio and a well-stocked pipeline. We believe this merger to be an appropriate, compelling and value-creating step which will also benefit our stockholders, employees, customers and patients. It is also the best way of reasserting the importance of Germany as a pharmaceutical industry base."

        Bayer has offered EUR 86 in cash for every Schering share or ADS (American Depositary Share). This corresponds to a transaction volume of EUR 16.5 billion. The Board of Management and Supervisory Board of Schering AG welcome Bayer's proposal and are recommending acceptance of the offer to the company's stockholders.

        "The merger of Schering and Bayer will create a leading, specialized pharmaceuticals company," said Dr. Hubertus Erlen, Management Board Chairman of Schering AG. "Both pharmaceuticals businesses fit together well and have the same strategic alignment. Together they will form an even more internationally competitive company."

        With estimated annual sales of nearly EUR 15 billion (calculated on 2005 sales), the acquisition would enable Bayer to greatly expand the portfolio of its Bayer HealthCare subgroup and significantly strengthen earning power. "We plan to increase the EBITDA margin of our health care business from 19 percent at present to 25 percent by 2009," announced Wenning. "This improvement in earning power will have a tangible impact on the entire enterprise and we are confident of being able to increase the long-term target return for the Bayer Group as a whole."

        The merger of the Bayer and Schering pharmaceuticals businesses would release significant potential for improving growth and cost synergies. From the third year after completion of the transaction, Bayer anticipates synergy effects of around EUR 700 million annually. On the other hand, the acquisition will result in one-time restructuring costs totaling some EUR 1 billion. Werner Wenning: "We have already proved in many other transactions that we can successfully implement integration processes." Bayer and Schering are recognized globally for their innovation and high-quality products. To continue to benefit from the high name recognition and good reputation that both companies now enjoy, it is planned to merge Berlin-based Schering and Bayer's existing Pharmaceuticals Division to create an independent division of Bayer HealthCare named "Bayer-Schering Pharmaceuticals' that will be established as a stock corporation. The merged pharmaceuticals business, with sales of more than EUR 9 billion, is to be based at Schering's present headquarters in

Berlin. The merger would create a global health care company that ranks among the top 12 in the world.

        The proposed acquisition is to be financed through liquidity of around EUR 3 billion and a credit line provided by Credit Suisse and Citigroup. At a later date, it is planned to refinance this credit line through a combination of equity and debt capital and hybrid capital instruments. The planned equity capital measures will total up to EUR 4 billion, depending among other things on the acceptance rate and the composition of the debt financing package. Bayer has already secured EUR 2.3 billion of this by successfully placing a mandatory convertible bond. As a further financing measure, Bayer also plans to sell H.C. Starck and Wolff Walsrode, both subsidiaries of Bayer MaterialScience.

        As Wenning explained, the offer is subject to a minimum acceptance rate by 75 percent of Schering AG's capital stock by the acceptance deadline. Bayer's CEO expects the transaction to be completed in the second quarter of 2006, provided approval is received from the relevant antitrust authorities, especially those of the European Union and the United States. However, Bayer does not anticipate any problems in this regard and expects approval in May.

        On the day after the announcement of the takeover offer, Werner Wenning's agenda was dominated by interviews with leading newspapers and magazines, broadcasters, press conferences and talks with investors and politicians. The news spread around the globe like wildfire. Darmstadt-based Merck AG then withdrew its takeover bid for Schering.

        News about the most recent developments in the acquisition can be found at www.bayer.com.

        News of the planned acquisition met with tremendous media interest—in the print media, TV, and radio as well.

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Bayer Management Board Chairman Werner Wenning:
"Together we can achieve great things"

        Bayer intends to acquire Berlin-based Schering AG and make a public purchase offer to its stockholders. CEO Werner Wenning explains in an interview the reasons behind the largest takeover in the history of Bayer.

Mr. Wenning, what are the strategic objectives behind the merger of Bayer and Schering?

        We want to substantially expand our health care business. The merger will increase the share of Group sales made up by our life science activities, i.e. HealthCare and CropScience, from 60 percent at present to 70 percent. With a share of almost 50 percent of total sales, Bayer HealthCare will be the largest Bayer subgroup by some margin. At the same time, the merger will strengthen our business with specialty pharmaceutical products, i.e. drug products primarily for specialist physicians, and will move us up to seventh place in the global market in this business.

How will your pharmaceuticals portfolio look after the takeover?

        It will comprise both solid basic businesses and business units with above-average growth, such as Oncology, Cardiology/Hematology and Gynecology.

Bayer and Schering should complement each other nicely in Oncology in particular...

        That's right; together we will be able to combat cancer more quickly and effectively. Bayer's Nexavar is a drug for the treatment of renal cell carcinoma, but it is also undergoing further development in the treatment of skin, liver and lung cancer. We will also benefit from a substantially larger sales and marketing platform as a result of the merger. We regard Cardiovascular Risk Management and Gynecology as engines to power future growth as well.

How much potential is there in biological products, a field in which both companies are active?

        Biological products certainly represent another promising platform for future growth. They will comprise Schering's top drug product Betaferon, Leukine, also from Schering, and Bayer's Kogenate, which is a potential blockbuster. We should bear in mind that these biotech products are already generating sales of some EUR 2 billion today.

What can be expected from the merger of the two research pipelines?

        The new research platform will undoubtedly play a key role. Individually, Bayer and Schering have both already demonstrated their research expertise and developed outstanding products. I am firmly convinced that the combined pipeline holds enough potential to ensure a sustained boost to innovation in the mid to long term.

Are there concrete reasons for your confidence?

        The proposed new enterprise will have four projects in registration, 19 in Phase III clinical testing, 14 in Phase II trials and 17 in Phase I development. A company with such a well-stocked pipeline and an extremely innovative product portfolio will be well placed for further growth.

What should your employees be prepared for following the takeover?

        First of all, we should all realize that by acquiring Schering we have taken an extremely important step towards a successful future for our company. This acquisition will benefit all of our staff as well as Bayer itself, its stockholders and patients. In regard to the actual process of integration and related measures, I can assure you that they will be carried out in a fair and considered manner. There will be no winners and no losers. Joint teams from Bayer and Schering will decide on appointments to key positions. We want to find the right person for each function in every case.

        We have proven many times in the past that we can achieve great things. We want to take up this challenge together as well, and continue writing Bayer's success story."